Exhibit 99.1

2018-05-17

PRESS RELEASE

Results from Oasmia Pharmaceutical’s phase III study will be presented at ASCO annual meeting in June

Oasmia Pharmaceutical AB announce that follow-up results from the completed phase III study with Apealea® for treatment of ovarian cancer will be presented at the 2018 ASCO Annual Meeting in Chicago.

Uppsala, Sweden, May 17, 2018 - ASCO (American Society of Clinical Oncology) is an organization for clinical oncologists and provides recommendations for clinical practices and publishes the scientific journal Journal of Clinical Oncology among other things.

The 2018 ASCO Annual Meeting will be held in Chicago between 1-5, June and about 32 000 international attendees with interests in clinical oncology are expected to attend. At this year´s ASCO meeting, Oasmia will present the follow-up results from the randomized phase III study including 789 patients with platinum-sensitive recurrent ovarian cancer. The follow-up results include overall survival (OS) and progression free survival (PFS) in groups of patients included in the study. The results will be presented at the poster session for Gynecologic Cancer.

Abstract Number and Title 5560, ”Nanoparticle micellar formulation of paclitaxel in combination with carboplatin for women with recurrent platinum sensitive ovarian cancer (OAS07-OVA): Overall survival results of a phase 3 randomized trial.”

Poster session: Gynecologic Cancer

Session Data and Time: June 4, 2018, 1:15 pm – 4:45 pm CDT

”The ASCO Annual Meeting is an important opportunity to raise awareness of Oasmia in this forum where clinicians and other attendees are interested in the latest news regarding cancer treatment ” says Nina Heldring, Head of Clinical Development at Oasmia.

For more information, please contact:

Nina Heldring, Head of Clinical Development

Tel: +46 18 50 54 40

E-mail: info@oasmia.com

Notes to editors:

About Apealea

Apealea is a Cremophor EL- and albumin-free formulation of the well-known cytostatic paclitaxel combined with Oasmia’s excipient technology XR17. Paclitaxel is one of the most widely used anticancer substances and is included in the standard treatment of a variety of cancers such as lung cancer, breast cancer and ovarian cancer. Apealea consists of a freeze-dried powder, which is dissolved in conventional solutions for infusion. It has orphan drug designation in the EU and the US.

About the phase III clinical study of Apealea

The phase III open, randomized, multi-center study, which included 789 patients in total, was designed to compare the efficacy and safety between Apealea and Taxol, which is also a paclitaxel-based product. Both Apealea and Taxol were administered in combination with carboplatin.

Paclitaxel in combination with carboplatin, or any other platinum containing compound, has become a standard in first-line setting in patients with epithelial ovarian cancer. It is also used as second-line treatment, providing that the patient had a response time of at least 6 months. These patients are defined as platinum sensitive.

The phase III study included patients who relapsed at least six months after end of first-line or second-line treatment including platinum-based therapy. Apealea was administered as a one-hour intravenous infusion at its recommended dose of 250 mg/m2. Taxol was administered as a three-hour intravenous infusion at its recommended dose of 175 mg/m2. Both drugs were dosed in six three-weeks cycles.

Patients treated with Taxol received systemic pre-treatment with corticosteroids, antihistamines and H2-receptor antagonists. Patients treated with Apealea did not receive such treatment to the same extent. Carboplatin was given as an intravenous infusion starting 30 minutes after the end of the paclitaxel infusion. Both treatment groups received the same carboplatin dose (“5-6 AUC”).

After completing the treatment cycles, patients were followed in a follow-up phase. Progression free survival was defined as the period between randomization to relapse or death. Overall survival data was calculated as the time from randomization into the study to day of death.

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08.30 CET on May 17, 2018.